UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES FULL REDEMPTION OF ALL OF ITS OUTSTANDING 5.125% NOTES DUE 2022**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
 ("AngloGold Ashanti" or the "Company")

NEWS RELEASE

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES FULL REDEMPTION OF ALL OF ITS OUTSTANDING 5.125% NOTES DUE 2022

Please refer to the attached notice of redemption for further information.

ENDS

 Johannesburg
 27 October 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
Julie Bain   +27 66 364 0038   jbain@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

**NOTICE OF FULL REDEMPTION
TO THE HOLDERS OF
ANGLOGOLD ASHANTI HOLDINGS PLC
5.125% NOTES DUE 2022
(CUSIP No. 03512TAC5)**

Date: October 27, 2021

NOTICE IS HEREBY GIVEN, by AngloGold Ashanti Holdings plc, a company incorporated under the laws of the Isle of Man (the "Company"), to all holders (the "Holders") of the Company's 5.125% Notes due 2022 (the "Notes"), pursuant to Sections 106 and 1104 of the Indenture, dated as of April 28, 2010, as supplemented by an Officers' Certificate pursuant to Section 301 of the Indenture dated as of July 30, 2012 (collectively, the "Indenture"), among the Company, AngloGold Ashanti Limited, a company incorporated under the laws of the Republic of South Africa, as guarantor, and The Bank of New York Mellon, as trustee (the "Trustee"), as follows:

1.   On November 26, 2021 (the "Redemption Date"), pursuant to Article Eleven of the Indenture and the provisions relating to optional redemption included in the Notes, the Company will redeem in full all of its then outstanding Notes under CUSIP No. 03512TAC5, for an aggregate redemption price (the "Redemption Price") to be determined pursuant to the terms of the Indenture and the Notes equal to the greater of:

(i)   100% of the principal amount of the Notes; and

(ii)   the sum of the present values of the Remaining Scheduled Payments of principal and interest on the Notes (exclusive of interest accrued and unpaid as of the date of the redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, *plus* 50 basis points,

plus, in each case, accrued and unpaid interest on the principal amount of the Notes to, but not including, the Redemption Date in the aggregate amount of $7,250,360.28 ($16.37 per $1,000 principal amount of Notes).

2.   The Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price. The Notes may be surrendered at the following office of the Paying Agent:

The Bank of New York Mellon
240 Greenwich Street
New York, New York 10286
United States of America
Attention: Global Corporate Trust

3.   On the Redemption Date, the Redemption Price will become due and payable upon each Note being called for redemption, and interest thereon shall cease to accrue on and after the Redemption Date (unless the Company defaults in the payment of the Redemption Price).

4.   No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Notes or as set forth in this notice of redemption. None of the Trustee, the Company or the Paying Agent shall be responsible for the selection or use of the CUSIP number.

5.   Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

ANGLOGOLD ASHANTI HOLDINGS PLC

October 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 27, 2021

By:	/s/ MML MOKOKA
Name:	MML Mokoka
Title:	Company Secretary